UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED

PURSUANT TO SECTION 8(a) OF

THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:	Cadre Horizon Fund, Inc.

Address of Principal Business Office (No. & Street, City, State, Zip Code):	315 Park Ave South New York, NY 10010

Telephone Number (including area code):	(646) 661-1144

Name and address of agent for service of process:	Ryan Williams 315 Park Ave South New York, NY 10010

With copies of Notices and Communications to:	Benjamin Wells, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, NY 10017

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES  ☒             NO  ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the city of New York and the state of New York on the 9th day of November, 2022.

CADRE HORIZON FUND, INC.

By:	/s/ Ryan Williams
Name:	Ryan Williams
Title:	President and Sole Director

Attest:

By:	/s/ Ross Wasserman
Name:	Ross Wasserman
Title:	Secretary